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                                EXHIBIT 99-C(4)
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                                                                 EXHIBIT 99-C(4)

                        [LETTERHEAD OF GENENTECH, INC.]

Dear Genentech Option Holder:

     As you may know, Genentech, Inc. (the "Company") recently merged (the "Merger") with a wholly owned subsidiary of Roche Holdings, Inc. ("Roche"). As a result of the Merger, each outstanding share of the Company's Common Stock, par value $.02 per share ("Common Stock") (other than shares held by Roche and its affiliates), was converted into one share of Callable Putable Common Stock, par value $.02 per share, of the Company ("Special Common Stock"). In connection with the Merger, the Company's Board of Directors (the "Board") adjusted the plans pursuant to which your options were granted in order to provide that, upon exercise of such options, option holders would receive shares of Special Common Stock in lieu of Common Stock. The differences between the shares of Special Common Stock and the Common Stock, as well as the details of the Merger itself, are described more fully in the Proxy Statement/Prospectus, which was distributed to the Company's stockholders and all employees of the Company prior to voting on the Merger. If you would like an additional copy of the Proxy Statement/Prospectus, please call Karen Strand in the legal department.

     Again, the effect of this change on your options is that each option to acquire shares of Common Stock (which, prior to July 1, 1995 constituted Redeemable Common Stock) now represents an option to acquire a like number of shares of Special Common Stock. The Board has determined, pursuant to the provisions of such plans, that this change, and the transactions with Roche, will have no other effect on your options.

     As a result, the appropriate references to "Redeemable Common Stock" or "Common Stock" in your plan documents are now deemed to refer, as appropriate, to Special Common Stock. The number of shares which may be acquired by exercising your options and the price at which such shares may be purchased remain unaffected.

     You should attach a copy of this letter to any options or option agreements in your possession.

                                          GENENTECH, INC.